List of Subsidiaries of Imperalis Holding Corp.

Name of Subsidiaries	Jurisdiction
CannaCure Sciences, LLC	Wyoming
Dollar Shots Club, Inc.	Nevada
The Cryptocurrency Mining Company	Wyoming